SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Martin Midstream Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

573331105

(CUSIP Number)

A. Wellford Tabor

Keeneland Capital, LLC

2820 Selwyn Avenue, Suite 550

Charlotte, North Carolina 28209

(704) 973-9001

Copy to:

Maynard, Cooper & Gale, P.C.

1901 Sixth Avenue North, Suite 2400

Birmingham, Alabama 35203-2618

(205) 254-1000

Attention: John P. Dulin, Jr.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2013

(Date of Event Which Requires Filing of This Statement)

(Note: This Amendment No. 2 is not required at this time; it is being filed voluntarily to update the Reporting Persons’ ownership as of the filing date)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573331105	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON KCM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON OO

*	The percentages reported in this statement on Schedule 13D are based on 26,624,526 Common Units outstanding as of March 4, 2013, as reported in the Issuer’s Annual Report on Form 10-K filed on March 4, 2013.

CUSIP No. 573331105	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Keeneland Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON OO

*	The percentages reported in this statement on Schedule 13D are based on 26,624,526 Common Units outstanding as of March 4, 2013, as reported in the Issuer’s Annual Report on Form 10-K filed on March 4, 2013.

CUSIP No. 573331105	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON A. Wellford Tabor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON IN

*	The percentages reported in this statement on Schedule 13D are based on 26,624,526 Common Units outstanding as of March 4, 2013, as reported in the Issuer’s Annual Report on Form 10-K filed on March 4, 2013.

CUSIP No. 573331105	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”), filed with the Securities and Exchange Commission (the “Commission”) with respect to common units representing limited partner interests (“Common Units”) in Martin Midstream Partners L.P., a Delaware limited partnership (the “Issuer”), amends and supplements the Schedule 13D filed on August 23, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 2, 2012 (“Amendment No. 1”, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). The persons filing this Amendment No. 2 are KCM, LLC, a Delaware limited liability company (“KCM”), Keeneland Capital, LLC, a Delaware limited liability company (“Keeneland”), and A. Wellford Tabor, an individual resident of the State of North Carolina (“Mr. Tabor”). In this Amendment No. 2, KCM, Keeneland and Mr. Tabor are each referred to as a “Reporting Person” and are collectively referred to as the “Reporting Persons.” Any capitalized terms used in this Amendment No. 2 and not defined herein shall have the meanings given to such terms in the Original Schedule 13D and Amendment No. 1.

The Reporting Persons are voluntarily filing this Amendment No. 2 at this time in order to update their percentage ownership of the Issuer’s outstanding Common Units, which percentage has decreased from approximately 6.5% to approximately 5.6% since the filing of Amendment No. 1 on October 2, 2012. This decrease in percentage of beneficial ownership resulted solely from an increase in the number of Common Units outstanding since the filing of Amendment No. 1 and is not due to any transaction in the Common Units by the Reporting Persons. The filing of this Amendment No. 2 does not constitute an admission that the change in ownership is material for purposes of Commission Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Units of the Issuer. The address of the principal executive offices of the Issuer is 4200 Stone Road, Kilgore, TX 75662.

Item 2.	Identity and Background

(a) This statement on Schedule 13D is jointly filed by the Reporting Persons. The Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons have entered into a Joint Filing Agreement (a copy of which is filed with this statement as Exhibit 99.1 and is incorporated in this statement by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Exchange Act.

(b) The address of each of the Reporting Persons is c/o Keeneland Capital, LLC, 2820 Selwyn Avenue, Suite 550, Charlotte, North Carolina 28209.

(c) Mr. Tabor is the sole member of Keeneland, and Keeneland is the managing member of KCM and owns an interest in KCM. KCM and Keeneland are primarily involved in investment activities. The address of each Reporting Person is set forth in (b) above.

(d) and (e) None of the Reporting Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tabor is a citizen of the United States. KCM and Keeneland are organized in the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

As previously reported by the Reporting Persons in Amendment No. 1, pursuant to a Securities Repurchase and Settlement Agreement dated as of October 2, 2012 (the “Settlement Agreement”) by and among KCM, Scott D. Martin, an individual resident of the State of Texas, SKM Partnership, Ltd., a Texas limited partnership, and Martin Resource Management Corporation, a Texas corporation and the indirect owner of the Issuer’s general partner

CUSIP No. 573331105	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 6 of 8 Pages

(“MRMC”), KCM acquired 1,500,000 Common Units that were held by a wholly-owned subsidiary of MRMC. In exchange for the Common Units and certain other consideration, including the settlement of certain litigation between the parties to the Settlement Agreement, KCM transferred to MRMC 1,423 shares of common stock of MRMC and an option to acquire an additional 3,049 shares of common stock of MRMC. As a result of the Settlement Agreement, the Reporting Persons no longer beneficially own any interest in MRMC.

Item 4.	Purpose of Transaction.

The information set forth, or incorporated by reference, in Item 3 of this statement is hereby incorporated by reference.

The transfer of the 1,500,000 Common Units to KCM was registered by the Issuer under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-3 filed by the Issuer with the Commission on August 22, 2012 (the “Registration Statement”). On October 2, 2012, the Issuer also filed with the Commission a prospectus supplement, which is a part of the Registration Statement, relating to such transfer.

The foregoing acquisition of Common Units was made for investment purposes in connection with the Settlement Agreement. KCM and MRMC have entered into a Lock-Up Agreement dated October 2, 2012 (the “Lock-Up Agreement”) whereby (i) until April 2, 2013, KCM agreed not to offer or sell any of the Common Units without MRMC’s prior written consent, and (ii) for a period commencing on April 3, 2013 and ending on October 2, 2013, KCM has agreed not to sell more than 50,000 Common Units per week except for block trades. For purposes of the Lock-Up Agreement, the term “block trade” means any sale of 100,000 or more Common Units in a single transaction to a third party in a transaction not executed over a stock exchange so long as neither party makes any public announcement, filing or report unless required by law. The foregoing description of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the copy of the Lock-Up Agreement filed as Exhibit 99.2 hereto.

Except for a potential disposition of Common Units by KCM, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other persons, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Exchange Act.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Common Units, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, while the Reporting Persons do not presently intend to purchase any additional Common Units or other securities of the Issuer, the Reporting Persons (and their respective affiliates) may purchase additional Common Units or other securities of the Issuer. Additionally, except to the extent proscribed by the Lock-Up Agreement, the Reporting Persons may sell or transfer Common Units beneficially owned by them from time to time in public or private transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of Issuer securities by the Lock-Up Agreement, the Securities Act and the rules and regulations promulgated thereunder or other applicable law.

Item 5.	Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this statement is hereby incorporated by reference.

(a) Based on information reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on March 4, 2013, there were 26,624,526 Common Units outstanding as of March 4, 2013. The Reporting Persons own 1,500,000 Common Units of the Issuer, representing approximately 5.6% of the Issuer’s outstanding Common Units.

Mr. Tabor is the sole member of Keeneland, and Keeneland is the managing member of KCM and owns an interest in KCM. As a result, Mr. Tabor and Keeneland may be deemed to be the beneficial owner of the Common Units owned by KCM.

CUSIP No. 573331105	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 7 of 8 Pages

(b) The Reporting Persons have the power to vote or direct the vote and to dispose or to direct the disposition of the 1,500,000 Common Units beneficially owned by them.

(c) The Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Units in the past sixty days.

(d) No other person is known by either Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference, in Items 3, 4 and 5 of this statement is hereby incorporated by reference.

To the best of each Reporting Person’s knowledge, except as described in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, or between any such persons and any other person, with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement, dated April 22, 2013, between KCM, LLC and Keeneland Capital, LLC.

99.2	Lock-Up Agreement, dated October 2, 2012, between KCM, LLC and Martin Resource Management Corporation (previously filed as Exhibit 99.2 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on October 2, 2012 and incorporated herein by reference).

CUSIP No. 573331105	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2013

KCM, LLC

By:	Keeneland Capital, LLC
Its:	Managing Member

By:	/s/ A. Wellford Tabor
A. Wellford Tabor
Its: Sole Member

KEENELAND CAPITAL, LLC

By:	/s/ A. Wellford Tabor
A. Wellford Tabor
Its: Sole Member

A. WELLFORD TABOR

/s/ A. Wellford Tabor